UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021 (No.1)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

EXPLANATORY NOTE

On October 15, 2021, Cellect Biotechnology Ltd. (the “Company”) issued a press release to announce the expected record date (October 27, 2021) and distribution date (November 5, 2021) with respect to the contingent value rights to be distributed in connection with the closing of the previously announced strategic merger with Quoin Pharmaceuticals, Inc. (the “Merger”) and sale of the Company’s subsidiary, Cellect Biotherapeutics, Ltd., to EnCellX, Inc. (the “Share Transfer”). The closings of the Merger and the Share Transfer are subject to the satisfaction or waiver of all closing conditions. The press release is filed with this Form 6-K as Exhibit 99.1.

The information in this Form 6-K, including the exhibit hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-21847, 333-220015, 333-225003 and 333-232230) and on Form F-3 (333-21964 and 333-229083).

Exhibit No.	Description

99.1	Cellect Biotechnology Announces Record Date and Distribution Date for CVRs in Connection with Strategic Merger with Quoin Pharmaceuticals

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2021	CELLECT BIOTECHNOLOGY LTD.

	By:	/s/ Shai Yarkoni
	Name:	Shai Yarkoni
	Title:	Chief Executive Officer

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